WEBSAFETY, INC.
2201 West Royal Lane, Suite 200
Irving, Texas 75063

August 17, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject: File number 333-140378
Date: May 6, 2010

Dear Sir or Madam,

In response to your letter dated June 28, 2010 concerning our Form 10-K for the year ended December 31, 2009, the following contains our responses to the comments in the order they were presented.

1.	SEC Comment # 1

We note your response to our prior comment number one but do not believe that your response fully addressed the concerns that were raised in our prior comment.  In this regard, please provide us with the following additional information:

•
In your letter dated April 28, 2010, you indicated that your analysis was based on a 3 year time frame which is equal to the estimated life of the Websafety Technology Asset.  Given that the asset was acquired July 2, 2009, and that the company came out of the development stage in October 2009, it appears that the first year would conclude on September 30, 2010.  Supplementally advise us of the specific periods covered in your three-year analysis, and on which amortization is based.

•
Please provide us with your actual results through June 30, 2010, as compared to the projections assumed in your impairment analysis, and explain in detail why you believe you will be able to meet the projections indicated in your letter dated June 22, 2010 by the end of the first, second and third years assumed in your impairment analysis.

•
Please provide a detailed explanation of the components and the calculation of the gross margin of 45% including commissions and amortization of the asset.  If the gross margin starts at lower levels in earlier years, your response and your revised disclosure needs to describe the specific margins for each period.

Response to SEC Comment # 1

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We estimated a 3 year estimated useful life of our software before it becomes obsolete due to the technology in the industry.  We purchased the asset in July of 2009 and were developing the software for use. The asset became fully developed and marketable in October of 2009 and we started to amortize it over 3 years beginning in October.  It will be fully amortized in September of 2012.  Our analysis is for a three year period based on when the asset was placed in service.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
August 17, 2010

-
Actual subscribers from January through June 2010 are 1,282 subscribers for a total revenue of $122,000.  We projected 1,986 subscribers through June 2010.  We announced a new marketing agreement with Manage Mobility, a regional telecom company that provides telecom services to government agencies, municipalities and fortune 500 companies.  Manage Mobility will market our software products to their customers.  Additionally in July 2010, we announced a marketing agreement with the Dallas Cup International Youth Soccer Tournament.  This organization has in excess of 200,000 members of soccer clubs and organizations across the United States.

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Our first advertising piece will take place in a Christian based newspaper that has a weekly subscriber base of 450,000 during the week of August 30, 2010.  We believe that this advertising along with the two recent marketing agreements will create additional subscribers that will allow us to meet our projections that were disclosed in our June 22, 2010 letter.  We have also revised our pricing model.  We now sell a monthly subscription.  The monthly price varies depending on the number of units that comprise the monthly subscription.  The price varies from $9.99 to $39.99 per month.

-
Based upon the amount of time that it has taken to enter into the marketing arrangements with outside parties, we have decided to reduce our projections for 2010 to 5,000 subscribers, reduce 2011 to 25,000 subscribers and reduce 2012 to 50,000 subscribers.

-	Based upon these projections our annualized revenue would be $900,000, $4,500,000 and $9,000,000 in years 2010, 2011 and 2012.
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Our products are aimed at stopping texting and driving and cyberbullying.  According to Morgan Stanley, global mobile IP traffic will grow by approximately 66x by 2013 and global Smartphone users will rise to 1 billion up from 288 million users in 2008.

-	Based upon the low value that we have placed on the technology, we believe that the attainment of our revised projections still substantiate the value of the technology.
-
We estimated a gross margin of 45% based on the commissions and amortization of the asset over three years.  The gross margin is calculated based on a commission percentage of 40% and a $75,000 monthly amortization expense.  Over the first year we projected a gross profit of 3%, in the second year we projected a gross profit of 49%, and in the third year a gross profit of 54%.  Total average gross profit is 49% over the three years so we decided to use an average of 45% as a gross profit.  We will revise future disclosures explaining in detail the specific margins for each period.

2.	SEC Comment #2

Finally, please confirm that you will include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

Response to SEC Comment #2

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
August 17, 2010

We will ensure that our future filings will discuss to the extent actual results do not match projections and expectations, that an impairment charge might be necessary to include a statement detailing the impairment of the asset as explained in the response to question 1 above.

3.	SEC Comment #3

Please revise future filings to explain the reasons for significant increases/decreases in financial statement line items in your statements of operations as opposed to merely stating the amount of increase and decrease.  In this regard, supplementally advise us and expand future disclosure of the reasons why general and administrative expense nearly tripled from the previous period.

Response to SEC Comment #3

We will revise future filings to explain significant increases/decreases in financial statement line items in our statements of operations and why general and administrative expense nearly tripled from the previous period.

4.	SEC Comment #4

We note from the disclosure included in Item 9(A)T of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, that based on management’s assessment of internal control over financial reporting that controls and procedures were ineffective.  We also note from Item 4T of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 that based on management’s assessment at the end of this quarter, management now believes that internal control over financial reporting is effective.  We also note from the disclosure in Item 4T that there have been no significant changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2010 that have materially affected the Company’s internal control over financial reporting.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
August 17, 2010

Given that there were no material changes in internal control over financial reporting during the quarter ended March 31, 2010, please explain what changes in facts or circumstances have resulted in management concluding that internal controls over financial reporting are effective at March 31, 2010 when they were not effective at December 31, 2009.

Response to SEC Comment #4

We will revise the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 to reflect that our internal control over financial reporting was ineffective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with U.S. generally accepted accounting principles.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, /s/ Rowland W. Day II Rowland W. Day II Chief Executive Officer